UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

ELECTRAMECCANICA VEHICLES CORP.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

284849205
(CUSIP Number)

copy to: Jerry Kroll 328 East 11th Avenue Vancouver, BC V5T 2T6 604.428.7656
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	284849205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jerry Kroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,474,196(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
11,474,196(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,474,196 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.18%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)
Consists of the following securities: (i) 3,612,500 common shares held directly; (ii) 4,266,468 common shares held indirectly through Ascend Sportmanagement Inc.; (iii) 3,532,728 stock options, of which 2,045,455 are exercisable at a price of CDN$0.30 per common share until June 11, 2022, 227,273 are exercisable at a price of CDN$0.80 per common share until December 9, 2022, 5,000 are exercisable at a price of CDN$2.00 per common share until February 17, 2024, 5,000 are exercisable at a price of $9.60 per common share until January 5, 2025, and 1,250,000 are exercisable at $2.45 per common share until August 4, 2026; and (iv) 62,500 warrants exercisable at a price of CDN$2.00 per common share until January 22, 2021.  Jerry Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2)
Calculated based on the aggregate of 66,777,967  common shares, which consists of 63,182,739  common shares outstanding as of June 30, 2020, 3,532,728 common shares that may be acquired on exercise of stock options exercisable and 62,500 common shares that may be acquired on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No.	284849205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascend Sportmanagement Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil
	8	SHARED VOTING POWER
4,266,468(1)
	9	SOLE DISPOSITIVE POWER
Nil
	10	SHARED DISPOSITIVE POWER
4,266,468(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,266,468 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.75%
14	TYPE OF REPORTING PERSON (See Instructions)
CO
(1)	Jerry Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.
(2)	Calculated based on 63,182,739 common shares issued and outstanding as of June 30, 2020.

This Schedule 13D is being filed on behalf of Jerry Kroll (“Kroll”) and Ascend Sportmanagement Inc. (“Ascend” and, together with Kroll, collectively, the “Reporting Persons”) relating to the common shares of Electrameccanica Vehicle Corp., a corporation existing under the laws of the Province of British Columbia (the “Issuer”).
Item 1.  Security and Issuer
This Statement relates to the common shares (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at 102 East 1st Avenue, Vancouver, BC  V5T 1A4.
Item 2.  Identity and Background
This Statement is filed by the Reporting Persons.
Kroll, a director of the Issuer, has a residence address at Suite 1102 - 328 East 11th Avenue, Vancouver, BC  V5T 2T6 and is a citizen of Canada.
Ascend, a corporation existing under the laws of British Columbia, Canada, is a company that provides international sports marketing and management services.  Ascend’s business address is Suite 1102 - 328 East 11th Avenue, Vancouver, BC  V5T 2T6.
None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Ascend, Kroll may be deemed the beneficial owner of all of the Shares beneficially owned by Kroll.  Kroll and Ascend may be regarded as a group for purposes of Rule 13d-5 under the Act.
For information with respect to each executive officer and director of Ascend see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.
Item 3.  Source and Amount of Funds or Other Considerations
Since July 20, 2018, Ascend has sold the following Shares:

Date	Number of Shares Sold	Price Per Share	Proceeds
September 10, 2019	33,497	2.4606	82,422.7182
September 11, 2019	40,324	2.4371	98,273.6204
September 12, 2019	26,179	2.355	61,651.545
September 24, 2019	20,000	2.2897	45,794.00
September 30, 2019	13,000	2.1136	27,476.80
October 1, 2019	7,000	1.9053	13,337.10
October 4, 2019	20,000	1.7326	34,652.00
October 10, 2019	20,000	1.7496	34,992.00
October 16, 2019	20,000	1.8132	36,264.00
October 25, 2019	20,000	1.9362	38,724.00
October 30, 2019	20,000	1.895324	37,906.48
November 5, 2019	20,000	1.9955	39,910.00
November 7, 2019	20,000	2.0216	40,432.00
November 13, 2019	20,000	2.0283	40,566.00
November 27, 2019	20,000	1.7856	35,712.00
December 2, 2019	20,000	1.7604	35,208.00
December 5, 2019	20,000	1.8556	37,112.00
December 9, 2019	20,000	2.1318	42,636.00
December 11, 2019	20,000	2.5724	51,448.00
December 18, 2019	25,000	2.0653	51,632.50
July 21, 2020	10,000	3.44	34,400.00
July 22, 2020	10,000	3.41	34,100.00
July 23, 2020	10,000	3.53	35,300.00
July 24, 2020	10,000	3.24	32,400.00
July 27, 2020	10,000	3.25	32,500.00
July 28, 2020	10,000	3.11	31,100.00
July 29, 2020	10,000	2.98	29,800.00
July 30, 2020	10,000	3.31	33,100.00
July 31, 2020	10,000	3.18	31,800.00
August 5, 2020	15,000	3.21	48,150.00
August 6, 2020	17,500	3.12	54,600.00
August 7, 2020	17,500	3.10	54,250.00
August 10, 2020	14,266	3.08	43,939.28
August 26, 2020	17,000	3.15	53,550.00
August 27, 2020	17,000	2.92	49,640.00
August 28, 2020	17,000	2.79	47,430.00
September 2, 2020	17,000	2.66	45,220.00
September 3, 2020	17,000	2.78	47,260.00
September 4, 2020	17,000	2.65	45,050.00
September 9, 2020	17,000	2.58	43,860.00
September 10, 2020	17,000	2.66	45,220.00
September 11, 2020	18,266	2.57	46,943.62
Total	733,532		1,805,763.6636
Item 4.  Purpose of Transaction
The Reporting Persons disposed of the securities in order to monetize a portion of their investments in the Issuer.
As of the date hereof, except as described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:
Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kroll	11,474,196(1)	17.18%(2)
Ascend	4,266,468	6.75%(3)
(1)
Consists of the following securities: (i) 3,612,500 Shares held directly; (ii) 4,266,468 Shares held indirectly through Ascend; (iii) 3,532,728 stock options, of which 2,045,455 are exercisable at a price of CDN$0.30 per Share until June 11, 2022, 227,273 are exercisable at a price of CDN$0.80 per Share until December 9, 2022, 5,000 are exercisable at a price of CDN$2.00 per Share until February 17, 2024, 5,000 are exercisable at a price of $9.60 per Share until January 5, 2025, and 1,250,000 are exercisable at $2.45 per Share until August 4, 2026; and (iv) 62,500 warrants exercisable at a price of CDN$2.00 per Share until January 22, 2021.  Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2)
Calculated based on the aggregate of 66,777,967 Shares, which consists of 63,182,739 Shares outstanding as of June 30, 2020, 3,532,728 Shares that may be acquired on exercise of stock options exercisable and 62,500 Shares that may be acquired on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

(3)	Calculated based on 63,182,739 Shares issued and outstanding as of June 30, 2020.
Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Kroll has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 4,266,468 Shares owned by Ascend.
Ascend does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits and this Schedule 13D, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
10.1	Joint Filing Agreement.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 18, 2020	/s/ Jerry Kroll Signature
Jerry Kroll Name

Dated: September 18, 2020	ASCEND SPORTMANAGEMENT INC. /s/ Jerry Kroll Signature
Jerry Kroll, President and CEO Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the common shares without par value, of Electrameccanica Vehicles Corp., is being filed on behalf of each of the undersigned.
Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Each of the undersigned agrees that Ascend shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.
This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated: September 18, 2020	/s/ Jerry Kroll Signature
Jerry Kroll Name

Dated: September 18, 2020	ASCEND SPORTMANAGEMENT INC. /s/ Jerry Kroll Signature
Jerry Kroll, President and CEO Name/Title

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the information required by Instruction C to Schedule 13D with respect to Business Instincts Group Inc.
ASCEND SPORTMANAGEMENT INC.

Name/Position	Business Address	Principal Occupation	Citizenship
Jerry Kroll President and CEO	Suite 1102 - 328 East 11th Avenue, Vancouver, BC V5T 2T6	President and CEO of Ascend; Director of Electrameccanica Vehicle Corp.	Canada